Exhibit 99.1

Ruhnn Announces Second Quarter of Fiscal Year 2021 Unaudited Financial Results

HANGZHOU, China, November 23, 2020 (Globe Newswire) - Ruhnn Holding Limited (“ruhnn” or the “Company”) (NASDAQ: RUHN), a leading internet key opinion leader (“KOL”) facilitator in China, today announced its unaudited financial results for the second quarter of fiscal year 2021 ended September 30, 2020.

“During the second quarter of fiscal year 2021, following the business transition, our services segment continued to achieve significant organic growth and demonstrated good profitability, as year-over-year services revenue increased 84%, amounting to a 48% contribution to our total net revenue compared to 24% in the same quarter of last fiscal year, and income from operations for services segment reached RMB12.0 million,” stated Mr. Lei Sun, founder, director and Chief Executive Officer of ruhnn. “Our signed KOLs have been further diversified across major social media platforms in China, such as Xiaohongshu, Kuaishou, Bilibili, Douyin and Weibo. With the growing KOL pool we have built across such social media platforms, along with the diverse KOL monetization channels we have established under the platform model, services revenue generated by our eight top-tier KOLs accounted for only 28% of total services revenue, with no single KOL contributing more than 10% of total services revenue.”

Second Fiscal Quarter Financial Highlights:

•	Services revenue increased 84% year-over-year to RMB119.3 million (US$17.6 million).
•	Total net revenue decreased 9% year-over-year to RMB248.5 million (US$36.6 million).
•	Gross margin was 41% compared to 44% in the same quarter of last fiscal year.
•	Net loss attributable to ruhnn narrowed 38% year-over-year to RMB31.2 million (US$4.6 million).
•	Adjusted net loss attributable to ruhnn[1] was RMB20.2 million (US$3.0 million) compared to adjusted net income attributable to ruhnn of RMB2.5 million in the same quarter of last fiscal year.
•	Income from operations of services was RMB12.0 million. Adjusted income from operations[1] of services was RMB14.9 million.

Second Fiscal Quarter Operational Highlights:

•

Number of signed KOLs increased to 180 as of September 30, 2020 from 146 as of September 30, 2019. Number of fans increased to 295.3 million as of September 30, 2020 from 188.8 million as of September 30, 2019.

•

Number of top-tier KOLs increased to 8 as of September 30, 2020 from 5 as of September 30, 2019. Number of established and emerging KOLs increased to 45 as of September 30, 2020 from 26 as of September 30, 2019.

•	Accumulated number of brands served increased to 1,423 as of September 30, 2020 from 845 as of September 30, 2019.

Summary of Operations Data

Since the first quarter of fiscal year 2021, the Company has classified all of its signed KOLs based on the total services revenue generated by KOLs under the platform model during the previous twelve months. The following table presents the Company’s classification of its signed KOLs under the platform model:

	As of and for the three months ended
	September 30, 2019			September 30, 2020
	Number of KOLs	Services Revenue (RMB in millions)	Number of Fans(1) (In millions)	Number of KOLs	Services Revenue (RMB in millions)	Number of Fans(1) (In millions)
Top-tier KOLs(2)	5	15.7	27.9	8	33.2	74.2
Established KOLs(3)	14	22.1	27.9	24	39.8	66.1
Emerging KOLs(4)	12	8.2	19.3	21	16.6	67.7
Micro KOLs(5)	115	7.0	113.7	127	15.4	87.3
Total signed KOLs	146	53.0	188.8	180	105.0	295.3
Others(6)		11.8			14.3
Total services revenue		64.8			119.3

[1]

Adjusted net income (loss) attributable to ruhnn, and adjusted income from operations are non-GAAP measures, which exclude certain noncash or nonrecurring expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Financial Measures” at the end of this press release.

(1)	The number of fans presented may include a single fan who was included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.
(2)	Top-tier KOLs generated services revenue of RMB10.0 million or more in the past twelve months under the platform model.
(3)	Established KOLs generated services revenue of RMB3.0 million to RMB10.0 million in the past twelve months under the platform model.
(4)	Emerging KOLs generated services revenue of RMB1.2 million to RMB3.0 million in the past twelve months under the platform model.
(5)	Micro KOLs generated services revenue of less than RMB1.2 million in the past twelve months under the platform model.
(6)	Others represent primarily services revenue that was generated through cooperation with third-party KOLs.

The following table presents operation data by platform model and full-service model:

	As of and for the three months ended September 30,
	2019	2020
Platform Model(1)
Number of signed KOLs serving such business model(3)	146	180
Accumulated number of brands the Company served(4)	845	1,423
Number of brands the Company served(4) during the period	308	520
Services revenue under the platform model (RMB in million)	64.8	119.3
Full-Service Model(2)
Number of signed KOLs serving such business model(3)	7	3
Number of the Company’s online stores	23	17
Product sales revenue under the full-service model (RMB in million)	207.9	129.2

(1)

Under the platform model, the Company connects KOLs with third-party online stores and merchants to promote products sold in third-party online stores or provides advertising services on KOLs’ social media spaces to third-party merchants.

(2)

Under the full-service model, the Company owns and operates online stores on third-party e-commerce platforms, and generate revenue through online sales of the Company’s self-designed products to consumers, especially the fans of the Company’s KOLs’ social media accounts that the Company manages.

(3)

Certain KOLs under the Company’s full-service model overlap with those under the platform model. As of September 30, 2020, the Company’s signed KOLs were all involved in the platform model. In addition, the Company’s KOLs that were undergoing training or have not started generating services revenue under the platform model as of the relevant date, were also included in these numbers.

(4)	Number of brands served here represents the number of brands to which the Company provided advertising services.

Information by Segments

The Company started to review its results of operations according to two operating segments when making decisions about allocating resources and assessing performance starting from fiscal year 2021. The two segments are (i) services through platform model, and (ii) product sales under full-service model. The table below sets forth the selected segment financial information of the two segments for the three months ended September 30, 2020:

	Three months ended September 30, 2020
	Services	Product sales	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	US$
	(Amounts in thousands)
Net revenue	119,294	129,227	-	248,521	36,603
Less:
Cost of revenue	64,265	83,415	-	147,680	21,751
Fulfillment	-	16,875	-	16,875	2,485
Sales and marketing	34,966	47,349	-	82,315	12,124
General and administrative	8,063	11,066	14,711	33,840	4,984
Amortization of exclusive cooperation rights	-	1,521	-	1,521	224
Income (loss) from operations	12,000	(30,999)	(14,711)	(33,710)	(4,965)
Add back:
Amortization of exclusive cooperation rights	-	1,521	-	1,521	224
Share-based compensation expense	2,919	1,835	1,675	6,429	947
Litigation costs	-	-	2,980	2,980	439
Adjusted income (loss) from operations	14,919	(27,643)	(10,056)	(22,780)	(3,355)
(1)	Unallocated items include expenses incurred by the headquarters that are not allocated to services and product sales.

Second Quarter of Fiscal Year 2021 Financial Results

Net revenue. Total net revenue was RMB248.5 million (US$36.6 million), a decrease of RMB24.2 million or 9% from RMB272.7 million for the same quarter of last fiscal year. The change was mainly due to the decline in product sales revenue through the full-service model, partially offset by the significant increase in services revenue through the platform model.

•

Services revenue through the platform model was RMB119.3 million (US$17.6 million), an increase of RMB54.5 million or 84% from RMB64.8 million for the same quarter of last fiscal year. The increase was mainly attributable to (i) the increase in the number of KOLs serving the Company’s platform model, which increased to 180 as of September 30, 2020 from 146 as of September 30, 2019; (ii) the improved performance of such KOLs as evidenced by the increase in the aggregate number of the top-tier, established and emerging KOLs to 53 as of September 30, 2020 from 31 as of September 30, 2019; and (iii) an increase in the number of brands that the Company cooperated with in its advertising business to 520 in the second quarter of fiscal year 2021 from 308 for the same quarter of last fiscal year.

•

Product sales revenue through the full-service model was RMB129.2 million (US$19.0 million), a decrease of RMB78.7 million or 38% from RMB207.9 million for the same quarter of last fiscal year. The decrease was primarily attributable to (i) the transition of the business model of some online stores from the full-service model to the platform model, as a result of which, the number of the Company’s online stores decreased to 17 as of September 30, 2020 from 23 as of September 30, 2019, while the number of the Company’s KOLs serving the full-service model decreased to 3 as of September 30, 2020 from 7 as of September 30, 2019; and (ii) a significant decrease in product sales generated from the online stores under the name of a top KOL who suffered from negative publicity since April 2020.

Cost of revenue. Cost of revenue was RMB147.7 million (US$21.8 million), a decrease of RMB6.0 million or 4% from RMB153.7 million for the same quarter of last fiscal year, which was primarily a result of the decline in total net revenue. Cost of product sales decreased by RMB44.3 million or 35% year-over-year to RMB83.4 million. Cost of revenue primarily included product costs, inventory write-downs and KOL service fees.

Gross profit. Gross profit was RMB100.8 million (US$14.9 million), a decrease of RMB18.2 million or 15% from RMB119.0 million for the same quarter of last fiscal year, primarily as a result of the decline in product sales revenue. Gross margin was 41% compared to 44% in the same quarter of last fiscal year.

Total operating expenses. Total operating expenses were RMB134.6 million (US$19.8 million), a decrease of RMB49.4 million or 27% from RMB184.0 million for the same quarter of last fiscal year. Included in total operating expenses was an aggregate of RMB10.9 million of noncash amortization of intangible assets in relation to exclusive cooperation rights, noncash share-based compensation expense, and litigation costs in the second quarter of fiscal year 2021 compared to a noncash amortization of exclusive cooperation rights and noncash share-based compensation expense of RMB52.6 million in the same quarter of last fiscal year. Total operating expenses accounted for 54% and 67% of total net revenue for the second quarter of fiscal year 2021 and 2020, respectively.

•

Fulfillment expenses were RMB16.9 million (US$2.5 million), a decrease of RMB18.3 million or 52% from RMB35.2 million for the same quarter of last fiscal year. The decrease was largely in line with the decrease in product sales. Fulfillment expenses accounted for 13% and 17% of product sales revenue for the second quarter of fiscal year 2021 and 2020, respectively.

•

Sales and marketing expenses were RMB82.3 million (US$12.1 million), an increase of RMB7.3 million or 10% from RMB75.0 million for the same quarter of last fiscal year. Sales and marketing expenses consist primarily of expenses for KOL incubation, cultivation and training for the Company’s platform KOLs, as well as expenses incurred for the Company’s advertising, marketing and brand promotion activities under the full-service model. Following the expansion of KOL pool from 146 signed KOLs as of September 30, 2019 to 180 as of September 30, 2020, related expenses incurred for KOL incubation, cultivation and training in order to support increased activities for the Company’s KOL sales and advertising business. Sales and marketing expenses accounted for 33% and 28% of total net revenue for the second quarter of fiscal year 2021 and 2020, respectively, and the increase in the current quarter was primarily attributable to the decline in product sales revenue.

•

General and administrative expenses were RMB33.8 million (US$5.0 million), a decrease of RMB34.6 million or 51% from RMB68.4 million for the same quarter of last fiscal year. General and administrative expenses accounted for 14% and 25% (or 11% and 11% exclusive of noncash share-based compensation expense and litigation costs) of total net revenue for the second quarter of fiscal year 2021 and 2020, respectively.

•

Amortization of exclusive cooperation rights was RMB1.5 million (US$0.2 million) compared to RMB5.2 million for the same quarter of last fiscal year, which represented the amortization of intangible assets in relation to exclusive cooperation rights granted by a top KOL.

Interest income, net. Interest income, net was RMB5.1 million (US$0.8 million) compared to RMB5.9 million for the same quarter of last fiscal year.

Other income, net. Other income, net was RMB3.1 million (US$0.5 million), an increase of RMB0.6 million from RMB2.5 million for the same quarter of last fiscal year.

Loss before income taxes. Loss before income taxes was RMB28.5 million (US$4.2 million) compared to RMB52.5 million for the same quarter of last fiscal year, as a result of the foregoing.

Income taxes. Income tax expense was RMB3.7 million (US$0.5 million) compared to a negative RMB0.9 million for the same quarter of last fiscal year.

Net loss attributable to ruhnn. Net loss attributable to ruhnn was RMB31.2 million (US$4.6 million) compared to RMB50.1 million for the same quarter of last fiscal year.

Adjusted net income (loss) attributable to ruhnn. Adjusted net loss attributable to ruhnn was RMB20.2 million (US$3.0 million) compared to an income of RMB2.5 million for the same quarter of last fiscal year. The loss in the current quarter was primarily attributable to the loss incurred by product sales segment, with adjusted loss from operations of product sales of RMB27.6 million.

Balance Sheet and Cash Flow

As of September 30, 2020, the Company had cash and cash equivalents, restricted cash and short-term investment of RMB714.5 million (US$105.2 million) compared to RMB800.6 million as of March 31, 2020.

Net cash used in operating activities was RMB46.4 million (US$6.8 million) for the second quarter of fiscal year 2021 compared to net cash provided by operating activities of RMB7.2 million for the same quarter of last fiscal year. Net cash used in operating activities was primarily a result of (i) loss from operations from our product sales segment of RMB31.0 million, following the decline in product sales revenue in the current quarter; and (ii) a net increase of RMB17.4 million in advances to suppliers, primarily certain strategic social media platforms.

Outlook

The Company reiterates that, for the full fiscal year 2021, it currently expects its net revenue from services through the platform model to be between RMB520.0 million and RMB610.0 million, representing year-over-year growth of between 72% and 101%.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which are all subject to change.

Share Repurchase Program

On June 2, 2020, the Company announced that its board of directors had approved a share repurchase program of up to US$15 million of the Company’s outstanding American Depositary Shares (“ADSs”) for a period not to exceed 12 months beginning on June 2, 2020. The Company commenced this share repurchase program on June 9, 2020 and between that day and the end of November 20, 2020, 2,342,061 ADSs were repurchased for an aggregate consideration of approximately US$6.8 million. The Company expects to continue to implement its share repurchase program in a manner consistent with market conditions and the interest of its shareholders, subject to the restrictions relating to volume, price and timing under applicable law.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 23, 2020 (8:00 PM Beijing/Hong Kong time on November 23, 2020). Details for the conference call are as follows:

Event Title:Ruhnn Holding Limited Second Quarter of Fiscal Year 2021 Earnings Conference Call

Conference ID:6475106

Registration Link:http://apac.directeventreg.com/registration/event/6475106

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ruhnn.com.

About Ruhnn Holding Limited

Ruhnn Holding Limited is a leading internet key opinion leader (“KOL”) facilitator in China. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both platform and full-service models. The Company’s platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. The full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. As of September 30, 2020, the Company had 180 signed KOLs with an aggregate of 295.3 million fans across major social media platforms in China.

For more information, please visit http://ir.ruhnn.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net (loss) income attributable to ruhnn, adjusted basic and diluted net (loss) income per ADS and adjusted income (loss) from operations in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of noncash charges of impairment and amortization of intangible assets in relation to exclusive cooperation rights and share-based compensation expense, and litigation costs incurred in relation to the class action. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Financial Measures” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the rate in effect as of September 30, 2020 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from ruhnn’s management in this announcement as well as ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in the PRC and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and ruhnn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

Tel: +86-571-2825-6700

E-mail: ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ruhnn@thepiacentegroup.com

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	March 31, 2020	September 30, 2020
	RMB	RMB	US$
ASSETS:
Current Assets:
Cash and cash equivalents	718,478	663,358	97,702
Restricted cash	5,673	2,756	406
Short-term investment	76,450	48,352	7,121
Accounts receivable, net	60,370	93,731	13,805
Inventories	145,553	118,687	17,481
Advances to suppliers	32,628	46,443	6,840
Prepaid expenses and other current assets	37,312	31,895	4,698
Total current assets	1,076,464	1,005,222	148,053
Property and equipment, net	183,404	170,976	25,182
Intangible assets, net	82,567	41,380	6,095
Goodwill	1,002	1,002	148
Long-term investments	87,636	88,473	13,031
Operating lease right of use assets, net	-	62,315	9,178
Other non-current assets	2,978	2,378	350
TOTAL ASSETS	1,434,051	1,371,746	202,037
LIABILITIES AND SHAREHOLERS' (DEFICIT) EQUITY:
Current liabilities:
Accounts payable	104,822	110,542	16,281
Notes payable	10,698	-	-
Accrued salary and benefits	68,601	57,138	8,416
Accrued expenses and other current liabilities	30,042	40,550	5,972
Amounts due to related parties	18,097	15,640	2,304
Current operating lease liabilities	-	17,838	2,627
Income tax payable	1,662	5,662	834
Total current liabilities	233,922	247,370	36,434
Deferred income	10,033	8,438	1,243
Non-current operating lease liabilities	-	40,788	6,007
Other non-current liabilities	12,334	1,350	199
Total liabilities	256,289	297,946	43,883
Shareholders' (deficit) equity:
Class A ordinary shares (US$0.000000001 par value; 822,665,750 shares authorized, 246,122,394 and 244,598,624 shares issued and outstanding as of March 31, 2020 and September 30, 2020)	-	-	-
Class B ordinary shares (US$0.000000001 par value; 177,334,250 shares authorized, 174,834,250 and 170,184,250 shares issued and outstanding, as of March 31, 2020 and September 30, 2020)	-	-	-
Treasury stock	-	(28,463)	(4,192)
Additional paid in capital	1,504,848	1,510,093	222,413
Accumulated deficit	(325,126)	(412,875)	(60,810)
Other comprehensive income	4,598	5,045	743
Total ruhnn shareholders' equity	1,184,320	1,073,800	158,154
Non-controlling interest	(6,558)	-	-
Total shareholders' equity	1,177,762	1,073,800	158,154
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,434,051	1,371,746	202,037

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	Three Months Ended September 30,			Six Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenue:
Services	64,795	119,294	17,570	130,276	232,962	34,312
Product sales	207,940	129,227	19,033	455,235	295,979	43,593
Total net revenue	272,735	248,521	36,603	585,511	528,941	77,905
Cost of revenue:
Cost of services	26,011	64,265	9,465	53,371	118,685	17,480
Cost of product sales	127,675	83,415	12,286	301,571	202,021	29,754
Total cost of revenue	153,686	147,680	21,751	354,942	320,706	47,234
Gross profit	119,049	100,841	14,852	230,569	208,235	30,671
Operating expenses(1):
Fulfillment	35,246	16,875	2,485	70,221	35,703	5,258
Sales and marketing	75,020	82,315	12,124	144,010	151,771	22,353
General and administrative	68,436	33,840	4,984	98,946	59,046	8,697
Amortization of exclusive cooperation rights	5,150	1,521	224	10,300	6,671	983
Impairment of exclusive cooperation rights	-	-	-	-	53,230	7,840
Other operating loss (income), net	158	-	-	(627)	-	-
Total operating expenses	184,010	134,551	19,817	322,850	306,421	45,131
Loss from operations	(64,961)	(33,710)	(4,965)	(92,281)	(98,186)	(14,460)
Other income (loss):
Interest income, net	5,890	5,126	755	7,298	11,385	1,677
Other income, net	2,530	3,140	462	3,128	7,155	1,054
Foreign exchange gain (loss)	3,996	(3,036)	(447)	4,393	(3,127)	(461)
Loss before income taxes	(52,545)	(28,480)	(4,195)	(77,462)	(82,773)	(12,190)
Income taxes	(879)	3,695	544	2,541	7,076	1,042
Net loss	(51,666)	(32,175)	(4,739)	(80,003)	(89,849)	(13,232)
Less: Net loss attributable to non- controlling interest	(1,562)	(1,010)	(149)	(3,186)	(2,100)	(309)
Net loss attributable to ruhnn	(50,104)	(31,165)	(4,590)	(76,817)	(87,749)	(12,923)
Net loss per ordinary share:
Basic and diluted	(0.12)	(0.07)	(0.01)	(0.19)	(0.21)	(0.03)
Net loss per ADS:
Basic and diluted	(0.61)	(0.37)	(0.05)	(0.93)	(1.04)	(0.15)
Weighted average shares and shares equivalents used in calculating net loss per ordinary share:
Basic and diluted	413,572,659	421,146,076	421,146,076	413,026,211	420,733,796	420,733,796

Net loss	(51,666)	(32,175)	(4,739)	(80,003)	(89,849)	(13,232)
Other comprehensive loss:
Foreign currency translation adjustments	221	368	54	4,919	448	66
Comprehensive loss	(51,445)	(31,807)	(4,685)	(75,084)	(89,401)	(13,166)

(1) Share-based compensation expense in each category:
Fulfillment	1,522	121	18	1,522	263	39
Sales and marketing	7,513	2,871	423	7,513	6,608	973
General and administrative	38,394	3,437	506	38,394	7,032	1,036
Total	47,429	6,429	947	47,429	13,903	2,048

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended September 30,			Six Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by (used in) operating activities	7,175	(46,396)	(6,833)	8,140	(34,747)	(5,118)
Net cash (used in) provided by investing activities	(19,824)	(56,769)	(8,361)	(125,011)	8,606	1,268
Net cash provided by (used in) financing activities	42,293	(17,860)	(2,630)	760,791	(28,895)	(4,256)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,596	(2,753)	(405)	4,372	(3,001)	(442)
Increase (decrease) in cash, cash equivalents and restricted cash	33,240	(123,778)	(18,229)	648,292	(58,037)	(8,548)
Cash, cash equivalents and restricted cash at beginning of period	718,873	789,892	116,337	103,821	724,151	106,656
Cash, cash equivalents and restricted cash at end of period	752,113	666,114	98,108	752,113	666,114	98,108

RUHNN HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

(Amounts in thousands, except for share and per share data)

	Three Months Ended September 30,			Six Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ruhnn	(50,104)	(31,165)	(4,590)	(76,817)	(87,749)	(12,924)
Amortization of exclusive cooperation rights	5,150	1,521	224	10,300	6,671	983
Impairment of exclusive cooperation rights	-	-	-	-	53,230	7,840
Share-based compensation expense	47,429	6,429	947	47,429	13,903	2,048
Litigation costs	-	2,980	439	-	4,441	654
Adjusted net income (loss) attributable to ruhnn	2,475	(20,235)	(2,980)	(19,088)	(9,504)	(1,399)
Adjusted net income (loss) per ADS:
Basic	0.03	(0.24)	(0.04)	(0.23)	(0.11)	(0.02)
Diluted	0.03	(0.24)	(0.04)	(0.23)	(0.11)	(0.02)
Weighted average shares and shares equivalents used in calculating net loss per ordinary share:
Basic	413,572,659	421,146,076	421,146,076	413,026,211	420,733,796	420,733,796
Diluted	431,909,852	421,146,076	421,146,076	413,026,211	420,733,796	420,733,796

	Three Months Ended September 30, 2020		Six Months Ended September 30, 2020
	RMB	US$	RMB	US$
Loss from operations	(33,710)	(4,965)	(98,186)	(14,460)
Amortization of exclusive cooperation rights	1,521	224	6,671	983
Impairment of exclusive cooperation rights	-	-	53,230	7,840
Share-based compensation expense	6,429	947	13,903	2,048
Litigation costs	2,980	439	4,441	654
Adjusted loss from operations	(22,780)	(3,355)	(19,941)	(2,935)